FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol     5.  Relationship of
                                                                                                 Reporting Person(s) to Issuer
                                                           AremisSoft Corporation                   (Check all applicable)
Angeloff              Dann      V.                                 ("AREM")                     X Director            10% Owner
                                                                                                  Officer             Other
                                                                                                 (give title below)  (specify below)
-----------------------------------------   ----------------  --------------------------     --------------------------------------
(Last)               (First)  (Middle)      3. Statement for    4. If Amendment, Date of
                                               Month/Year          Original (Month/Year)

                                               June 1999                   n/a
c/o AremisSoft Corporation, Goldsworth         -------------       ---------------------
House, Denton Way
---------------------------------------
(Street)                                                                                    6.  Individual or Joint/Group Filing
                                                                                                    (Check Applicable Line)

                                                                                             xx Form filed by one Reporting Person
                                                                                                Form filed by More than One
Woking, Surrey  GU2131G  United Kindom                                                                    Reporting Person
--------------------------------------
(City)         (State)          (Zip)



TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                                                          4. Securities      5. Amount of   6. Ownership  7. Nature
                                                                          Acquired (A)       Securities     Form: Direct  of
                                                                          or Disposed        Beneficially   (D) or        Indirect
                                                                          of (D)             Owned at End   Indirect      Beneficial
1. Title of Security 2. Transaction Date 3. Transaction Code(Instr.8.)    (Instr. 3, 4,)     of Month       (I)           Ownership
       (Instr. 3)        (Mo./Day/Yr.)          Code           V          and 5)             (Instr.3,4,5)  (Instr. 4)    (Instr. 4)
-------------------- -------------------     ---------      ---------     -----------------  -------------- -----------   ----------

Common Stock             May 4, 1999              P              V              5,000 (A)        $4.75          (D)
Common Stock             May 28, 1999             P              V              5,000 (A)        $4.56          (D)




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED(e.g., puts, calls, warrants, options, convertible securities)

                                                             6.Date
                                                              Exercis-      7.Title
                                                              able and      and Amount               9.Number    10.Owner-
                                             5.Number         Expiration    of Under-                of Deriv-   ship Form
                                               of Derivitive  (Instr.       lying                    itive       of Deriv- 11.Nature
1.Title                                        Securities     3 and 4)      Securities               Securities  itive      of
  of                               4.Trans-    Aquired (A)    (Mo./Day/Yr.) (Instr. 3       8.Price  Benefi-     Security   Benefi-
  Deriv-  2.Conversion  3.Trans-     action    or             ------------- and 4)          of Deri- cially      Direct     cial
  itive     or Exercise   action     Code      Disposed of (D)Date          --------------- vitive   owned at    (D) or     Owner-
  Security  Price of      Date      (Instr. 8)(Instr. 3,4,5)  Exer-  Expir-        Amount   Security the End     Indirect   ship
  (Instr.   Derivitive    (Mo./Day/ ---------- -------------- cis-   ation        or Number (Instr.  of Month    (I)        (Instr.
    3)      Security        Yr.)    Code    V    A      D     able   Date   Title of Shares  5)      (Instr.4)   (Instr. 4)   4)
----------  ------------  --------- ----- ---- -----  ------- ------ ----- ------ --------  -------  ---------   ---------- --------
Option to      $5.00                                           (1)   4/22/  Common 30,000              30,000
Purchase                                                             2004   Stock    (1)                 (1)





Explanation of Responses:

(1) As previously reported on Form 3 filed May 5, 1999, options are exercisable for a period of five (5) years beginning on April 22, 1999, and vesting at the rate of 33 1/3 on the same date each year thereafter, expiring on April 22, 2004. As of this filing, no options have been exercised.




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/  DANN V. ANGELOFF                                          June 10, 1999
-----------------------------------------                -----------------
     Dann V. Angeloff                                          Date

*Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.